

April 26, 2010

Mail Stop 4631

<u>Via U.S. mail</u>

James Kerstein
Chief Executive Officer
Axion International Holdings, Inc.
180 South Street
New Providence, NJ 07974

Re: **Axion International Holdings, Inc.**
        Registration Statement on Form S-1 Amendment No. 1
        Filed on: April 19, 2010
        File No.: 333-165616

Dear Mr. Kerstein:

        We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 3

1. We note your response to comment three in our letter dated April 13, 2010. However, we are unable to locate disclosure regarding your auditor's going concern opinion in the Prospectus Summary section. Please advise or revise your disclosure accordingly.

Lincoln Park Capital Transaction, page 4

2. We note your response to comment four in our letter dated April 13, 2010. Please file as an exhibit to the registration statement a copy of the agreement or other document evidencing Lincoln Park Capital's waiver of its rights under the registration rights agreement.

Business, page 12

3. We note your response to comment six in our letter dated April 13, 2010. Please remove all references to external websites, as you are not permitted to incorporate by reference. In addition, we were not able to access any of the websites disclosed in response to our prior comment. Please provide us with copies of each source, clearly marked to highlight the applicable portion or section and cross-referenced to the appropriate location in the filing. Further, please confirm to us that these sources are widely available to the public.

Management, page 24

4. We note your revised disclosure in response to comment eight in our letter dated April 13, 2010. Please clarify whether Mr. Green was an Investment Advisor at Merrill Lynch at the same time he served as the President and Treasurer of Axion International. You also state that from November 2004 through January 2007 Mr. Greene was a Senior VP at Keefe, Bruyette & Woods. Please account for Mr. Greene's business experience from January through July of 2007.

Selling Shareholder, page 39

5. We note your response to comment 12 in our letter dated April 13, 2010. Please be advised that your offering is an indirect primary offering that may be registered as a resale offering under limited circumstances. Because your indirect primary offering is treated as a resale offering, the investor is deemed to own the securities that are the subject of the equity line for purposes of Item 507 of Regulation S-K. Please revise your disclosure accordingly. You may include appropriate footnote disclosure to give some context to how and when the shares subject to the registration statement may be acquired by Lincoln Park Capital. For additional guidance, refer to Questions 139.13 through 139.24 of the Division of Corporation Finance's Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Signatures

6. In your next amendment, please ensure that all signatures are dated. In this regard, we note that the signatures executed by power of attorney are not dated.

Exhibit 5.1

7. Please have counsel revise its opinion to remove the qualification in the second sentence of paragraph E regarding the legal compilations.

*　　*　　*

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Richard Feiner, Esq.
    Silverman Sclar Shin & Byrne PLLC
    381 Park Avenue South, Suite 1601
    New York, NY 10016
    Via Facsimile at (212) 779-8858